EXHIBIT 10.5



Takeover bid implementation agreement

GFN Asia Pacific Holdings Pty Ltd ACN 620 127 791

Royal Wolf Holdings Limited ACN 121 226 793

Contents

Page

Date: 12 July 2017

Parties

1 **GFN Asia Pacific Holdings Pty Ltd** ACN 620 127 791 of Level 35, Tower Two, International Towers Sydney, 200 Barangaroo Avenue, Barangaroo NSW 2000 (**Bidder**)

2 **Royal Wolf Holdings Limited** ACN 121 226 793 of Suite 203, Level 2, 22-28 Edgeworth David Avenue, Hornsby NSW 2077 (**Target**)

Background

A As at the date of this agreement, Bidder had a relevant interest in 51,198,526 Target Shares, representing Voting Power in the Target of approximately 51.0%.

B Bidder proposes to make the Bid, and the Independent Directors propose to recommend that Target Shareholders accept the Offer in respect of their Target Shares, subject to the Independent Expert Report stating that the Offer is fair and reasonable and in the absence of a Superior Proposal.

C Bidder and Target have agreed to certain matters in relation to the conduct of the Bid, as set out in this agreement.

The parties agree

1 Defined terms and interpretation

1.1 Definitions in the Dictionary

A term or expression starting with a capital letter:

(a) which is defined in the dictionary in Schedule 1 (**Dictionary**), has the meaning given to it in the Dictionary;

(b) which is defined in the Corporations Act, but is not defined in the Dictionary, has the meaning given to it in the Corporations Act; and

(c) which is defined in the GST Law, but is not defined in the Dictionary or the Corporations Act, has the meaning given to it in the GST Law in clauses concerning GST.

1.2 Interpretation

The interpretation clause in Schedule 1 sets out rules of interpretation for this agreement.

2 The Takeover Bid

2.1 Agreement to make the Bid

(a) Bidder agrees to make the Bid on the Agreed Bid Terms.

(b)   Bidder must make the Offers on the Agreed Bid Terms.

(c)   Bidder and Target each agree to use reasonable endeavours to implement the Transaction in accordance with the Timetable.

2.2   Recommendation and acceptance of Offer by the Independent Directors

Target represents and warrants to Bidder that:

(a)   each Independent Director recommends that the Target Shareholders accept the Offer in respect of their Target Shares, subject to the Independent Expert Report stating that the Offer is fair and reasonable and in the absence of a Superior Proposal (**Recommendation**);

(b)   each Independent Director will not withdraw, revise, revoke or qualify, or make any public statement inconsistent with, the Recommendation unless the Independent Expert Report ceases to state that the Offer is fair and reasonable (unless such cessation is due to the emergence of a Superior Proposal in which case the following provisions will apply) or a Superior Proposal emerges and:

(i)   that Superior Proposal was not procured or obtained by Target in connection with a breach of clause 6 of this agreement;

(ii)   the matching right procedure in clause 6.7 has been fully complied with by Target; and

(iii)   Target's legal adviser, being a national Australian law firm, gives a written opinion to the effect that it is open to the Directors to conclude that their fiduciary or statutory duties require them to take the action which is proposed to be taken under this clause 2.2;

(c)   each Independent Director will accept the Offer in respect of all Target Shares held or controlled by them no later than five Business Days before the end of the Offer Period, subject to the Independent Expert Report stating that the Offer is fair and reasonable and in the absence of a Superior Proposal; and

(d)   each Independent Director has confirmed to Target each of the matters set out in in this clause 2.2.

2.3   Public announcement

Immediately after the execution of this agreement, Target must lodge the Agreed Public Announcement with ASX for release to the market.

2.4   Dividend

To avoid doubt, the Target may announce, declare and pay the Permitted Dividend at any time before or during the Offer Period (and the cash amount of any dividend paid shall reduce the consideration payable under the Offers).

3 Facilitating the Bid

3.1 Access to information

(a) Each party agrees to provide the other party, on a timely basis, with assistance and information that may be reasonably requested to assist in the preparation of the Bidder's Statement or the Target's Statement (as applicable).

(b) Target agrees to provide to Bidder on the Business Day after the date of this agreement and on each reasonable request thereafter until the end of the Offer Period, at no cost to Bidder, such information about Target Shareholders as reasonably requested by Bidder to make the Offers and solicit acceptances, including the Register and any updates to it.

3.2 Review of Bidder's Statement and Target's Statement

(a) Bidder agrees to give Target a reasonable opportunity to review an advanced draft of the Bidder's Statement and will consult in good faith with Target with respect to any comments Target may have, which comments Target agrees to provide as promptly as possible. If requested in writing by Bidder, Target agrees to confirm, no later than 2 Business Days after receiving the request, the factual accuracy of information in the draft Bidder's Statement that relates to the Target Group.

(b) Target agrees to give Bidder a reasonable opportunity to review an advanced draft of the Target's Statement and will consult in good faith with Bidder in relation to any comments Bidder may have, which comments Bidder agrees to provide as promptly as possible. If requested in writing by Target, Bidder agrees to confirm, no later than 2 Business Days after receiving the request, the factual accuracy of information in the draft Target's Statement that relates to the Bidder Group.

3.3 Dispatch of Bidder's Statement

Target represents and warrants to Bidder that each of the Directors has confirmed his or her agreement to the Offers and accompanying documents being sent by Bidder under item 6 of section 633(1) of the Corporations Act on a date nominated by Bidder that is earlier than the earliest date prescribed by item 6 of section 633(1) of the Corporations Act (provided that the Bidder's Statement and Target's Statement are despatched together as envisaged in the Timetable).

3.4 Independent expert

Target will promptly appoint the Independent Expert and provide assistance and information reasonably requested by the Independent Expert to enable it to prepare the Independent Expert's Report as soon as practicable.

3.5 Bidder's Statement and Target's Statement

(a) Bidder must prepare the Bidder's Statement in compliance with the Corporations Act.

(b) Target must prepare the Target's Statement in compliance with the Corporations Act.

(c)   Target must ensure that the Target's Statement:

    (i)   prominently displays the recommendation of the Independent Directors referred to in clause 2.2(a) (including, without limitation, on the cover of the Target's Statement); and

    (ii)   includes a statement that each Independent Director will accept the Offer in respect of all Target Shares held or controlled by them no later than five Business Days before the end of the Offer Period, subject to the Independent Expert Report stating that the Offer is fair and reasonable and in the absence of a Superior Proposal.

3.6   Conditions

(a)   Each of the parties must, to the extent within its power, use its reasonable endeavours to ensure that:

    (i)   the Conditions are satisfied as soon as practicable after the date of this agreement; and

    (ii)   none of the Conditions are breached or not satisfied.

(b)   Target and Bidder agree not to do, or omit to do, anything which will, or is likely to, result in any of the Conditions being breached or not being satisfied.

(c)   If any event occurs or becomes apparent which would cause any of the Conditions to be breached or become (either immediately or at some future point in time) incapable of satisfaction, or which would cause satisfaction of a Condition to be unreasonably delayed, Target and Bidder must, to the extent that they are aware of such information, immediately notify the other party of that event.

3.7   Regulatory Approvals

Bidder agrees that it will:

(a)   take all steps it is responsible for as part of any Regulatory Approval process, including responding to requests for information from any relevant Government Agencies at the earliest practicable time;

(b)   keep the Target reasonably informed of the progress towards seeking any Regulatory Approvals; and

(c)   promptly notify the Target of all material communications and provide copies of all material correspondence (including any submission or application) between it and a Government Agency in connection with the implementation of the Transaction with redaction of information reasonably determined by Bidder to be proprietary or confidential.

3.8 Certain statutory rights not affected

Target acknowledges and agrees that nothing in this agreement (including in the Agreed Bid Terms) prevents Bidder from taking, or in any way limits Bidder's ability to take, any of the following actions in relation to the Bid that is permitted by the Corporations Act (which action Bidder may take in its absolute discretion), including:

(a) improving the terms of the Offers;

(b) freeing the Offers from some or all of the Offer Conditions; and

(c) extending the Offer Period.

3.9 Promotion of Offer

(a) Unless each of the Independent Directors withdraw their Recommendation in accordance with clause 2.2(b), Target must ensure that each Independent Director and such other senior executives of Target as reasonably requested by Bidder participate in efforts to promote the merits of the Offer, including:

    (i) promoting the merits of the Bid;

    (ii) encouraging Target Shareholders to accept the Offer in respect of their Target Shares; and

    (iii) meeting with key Target Shareholders, analysts, media and other stakeholders of Target.

(b) Target agrees to:

    (i) include in all public statements relating to the Bid (following the initial announcement of the Bid), a statement to the effect that:

        (A) the Independent Directors unanimously recommend that Target Shareholders accept the Offers made to them; and

        (B) each Independent Director will accept the Offer in respect of all Target Shares held or controlled by them, and

    (ii) not make any public statement or take any other public action which would suggest that the Bid is not recommended by the Independent Directors,

in each case, subject to the Independent Expert Report stating that the Offer is fair and reasonable and in the absence of a Superior Proposal.

(c) Target will provide Bidder with such assistance as it may reasonably require in establishing or operating any institutional acceptance facility relating to the Offer.

4 Conduct of business

4.1 Conduct of business

The Target must ensure that the Target Group conducts its business and operations and maintains its assets only in, and not take any action except in, the ordinary course and consistent with the manner in which the business and operations have been conducted and in which those assets have been maintained in the 12 months immediately preceding the date of this agreement, and must:

(a) to the extent practicable, operate the Target Group's businesses in accordance with current business plans and budgets;

(b) use its reasonable endeavours to:

    (i) preserve the value of the Target Group's businesses and assets;

    (ii) preserve the Target Group's relationships with customers, suppliers, licensors and others with whom the Target Group has business dealings;

    (iii) retain the services of all key employees and contractors of the Target Group;

    (iv) As soon as reasonably practicable after the date of this agreement:

        (A) assist Bidder in identifying any provisions in any Material Contracts and, if Bidder so requests, any other contract to which a Target Group Member is a party which involves aggregate consideration equal to or in excess of $250,000, which will be breached, or which will give any person any rights, if any actions or events contemplated by or in connection with the Transaction are taken or occur without a third party consent being obtained or without a document being signed or delivered to a third party (**Change of Control Provisions**); and

        (B) satisfy all Change of Control Provisions after consulting with Bidder in good faith in relation to the steps that will be taken to satisfy each such provision, provided that Bidder must provide such assistance as is reasonably requested by Target in connection with the satisfaction of the Change of Control Provisions;

    (v) comply in all material respects with:

        (A) all Material Contracts; and

        (B) all laws, regulations, rules, requirements, authorisations, licences, permits, consents and approvals that are applicable to the Target Group;

    (vi) not offer or agree to terminate or novate any Material Contract or to amend any such contract in a material respect;

    (vii) not do or cause to be done, or fail to do or cause not to be done, anything that would or is likely to result in the Transaction not being implemented or being implemented otherwise than in accordance with the Timetable and the terms of this agreement (but, to avoid doubt, this provision will not be breached by Target or its Independent Directors taking steps or exercising rights they are permitted to take or exercise under other provisions of this agreement, including without limitation clauses 2.2(b), 6 and 8.1); and

(c)   not take or fail to take any action that constitutes, or that could reasonably be expected to result in or otherwise give rise to, a Prescribed Occurrence.

Nothing in the foregoing prohibits any Permitted Action.

4.2   Access

(a)   On every Tuesday following the date of this agreement, and otherwise when reasonably requested by Bidder to do so, Target will consult with Bidder in relation to the conduct of the Target Group's business and operations (including promptly responding to any reasonable questions asked by Bidder in relation to such matters).

(b)   On the ninth day of each month, Target will provide Bidder with a copy of the management reports and accounts for the previous month.

(c)   Target will, and will cause the members and senior management of the Target Group to, provide Bidder and its Representatives with reasonable access to such officers, employees, third party service providers (including by providing consent to discussions with that third party service provider), documents, records, premises, sites, locations and other information which Bidder reasonably requires for the purposes of:

(i)   implementing the Transaction;

(ii)   preparing for controlling the conduct of the business of the Target Group following implementation of the Transaction; or

(iii)   obtaining any Regulatory Approvals,

provided that such access does not place an unreasonable burden on the ability of any Target Group Member to operate their business or would give rise to a breach of law (including the ASX Listing Rules).

4.3   Changes to Target Board

Target represents and warrants to Bidder that:

(a)   each Independent Director has confirmed to it that, after the Offer becomes unconditional and Bidder has a Relevant Interest in at least 90% (by number) of all of the Target Shares and has confirmed that it will proceed to compulsory acquisition, he or she will:

(i)   resign as a Director in writing immediately upon Bidder giving Target a written notice requesting that they do so, such notice not to be given until after the Offer becomes unconditional and Bidder has a Relevant Interest in at least 90% (by number) of all of the Target Shares and has confirmed that it will proceed to compulsory acquisition;

(ii)   confirm in their written resignation that they have no outstanding claims against Target (subject to any such claims arising between execution of this agreement and the date on which Bidder requests that they resign); and

(iii)   do all things reasonably within their power to appoint Bidder's nominees to the Target Board (including voting in favour of any applicable resolutions); and

(b)   after the Offer becomes unconditional and Bidder has a Relevant Interest in at least 90% (by number) of all of the Target Shares and has confirmed that it will proceed to compulsory acquisition, it will do everything reasonably within its power to give effect to the reconstitution of the Target Board in accordance with Bidder's wishes,

in each case provided that:

(c)   a proper board is constituted at all times having regard to Target's constitution and applicable laws (including the ASX Listing Rules);

(d)   Bidder's board members will not participate in decisions of Target relating to the Offer until after the Offer Close Date;

(e)   until the Offer Close Date, at least 2 members of the Target Board must not be a nominee of Bidder; and

(f)   a resigning Director is not required to forego any rights they may have under any deed of access and indemnity or policy of directors and officers insurance.

4.4   Deeds of indemnity and insurance

(a)   Subject to the Offer becoming unconditional and Bidder acquiring a Relevant Interest in at least 90% (by number) of all of the Target Shares (**90% Acquisition**), Bidder undertakes in favour of Target and each other person who is a Target Indemnified Party that it will:

(i)   for a period of 7 years from the date that 90% Acquisition occurs, ensure that the constitution of Target and each other member of the Target Group continues to contain such rules as are contained in those constitutions at the date of this agreement that provide for each company to indemnify each of its directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company to any person other than a member of the Target Group; and

(ii)   procure that Target and each member of the Target Group complies with any deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time and without limiting the foregoing, ensure that directors' and officers' run-off insurance cover for such directors and officers is maintained for a period of 7 years from the retirement date of each director and officer (and Bidder shall arrange such run-off insurance and pay any amounts necessary to ensure such maintenance upfront prior to occurrence of 90% Acquisition, subject to the consent of the Independent Directors not to be unreasonably withheld);

(b)   The undertakings contained in clause 4.4(a) are subject to any Corporations Act restriction and will be read down accordingly.

(c)   Target receives and holds the benefit of clause 4.4(a), to the extent it relates to the other Target Indemnified Parties, as trustee for them.

(d)   In respect of each member of the Target Group, the undertakings in clause 4.4(a) are given until the earlier of:

     (i)   the end of the relevant period specified in clause 4.4(a); and

     (ii)   the relevant Target Group member ceasing to be part of the Target Group.

5   Public announcements

(a)   Subject to clause 5(b), before making any public announcement in relation to the Transaction or Bidder (whether to ASX or otherwise), Target must:

     (i)   provide Bidder with a draft copy of such public announcement as soon as reasonably practicable before it is proposed that such public announcement is made;

     (ii)   give Bidder a reasonable opportunity to comment on the form and content of the draft announcement; and

     (iii)   take into account all reasonable comments from Bidder and its Representatives on the draft.

(b)   Target will only be required to comply with clause 5(a) if and to the extent that:

     (i)   compliance would not, in the opinion of Target, acting reasonably, cause Target to breach any applicable law, including the ASX Listing Rules; and

     (ii)   a majority of the Independent Directors have not withdrawn their Recommendation in the circumstances contemplated in clause 2.2(b).

6   Exclusivity

6.1   No existing discussion

Target represents and warrants to Bidder that as at the date of this agreement it is not involved in any discussions or negotiations with any person about a Competing Transaction and has ceased any such discussions or negotiations to the extent that they were on foot prior to the date of this agreement.

6.2   No shop

During the Exclusivity Period, Target must not, and must ensure that each of its Representatives does not, directly or indirectly:

(a)   solicit, invite, encourage or initiate any enquiries, negotiations or discussions in relation to a Competing Transaction or which would reasonably be expected to lead to a Competing Transaction being made, enquired about, negotiated or discussed; or

(b)   communicate any intention to do any of the things referred to in clause 6.2(a).

6.3 No talk

Subject to clause 6.6, during the Exclusivity Period, Target must not, and must ensure that each of its Representatives does not:

(a) directly or indirectly enter into, continue or participate in negotiations or discussions with any other person regarding, or that could reasonably be expected to lead to, a Competing Transaction being made, enquired about, negotiated or discussed, even if:

    (i) those negotiations or discussions were not directly or indirectly encouraged, solicited, invited or initiated by Target or any of its Representatives; or

    (ii) that person has publicly announced their Competing Transaction;

(b) enter into any agreement, arrangement or understanding of any kind (whether written or verbal, binding or non-binding, express or implied or enforceable or unenforceable) in relation to or otherwise in connection with a Competing Transaction (**Competing Agreement**) (whether or not a Competing Transaction has actually been made); or

(c) communicate to any person any intention to do any of the things referred to in clause 6.3(a) or 6.3(b).

6.4 No due diligence

(a) Subject to clause 6.6, during the Exclusivity Period, Target must not, and must ensure that each of its Representatives does not, make available to any other person or permit any other person to receive any non-public information relating to the Target Group or any of its businesses, assets or operations, in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Transaction (**Diligence Information**).

(b) Before Target provides a third party with Diligence Information, it must first enter into a binding confidentiality agreement with that party on customary terms and which, in any event and taken as a whole, is no less favourable to the Target than the Confidentiality Agreement.

(c) If Target provides a third party with Diligence Information, it must provide a copy of the Diligence Information not already made available to Bidder at the same time as it is provided to the third party.

6.5 Notification of approaches

(a) During the Exclusivity Period, Target must, as soon as reasonably practicable (and, in any event, within one day) notify Bidder in writing if:

    (i) it is asked to do, proposes to take, or is approached by any person to take, any action of a kind that is set out in clause 6.2, 6.3 or 6.4; or

    (ii) it or any of its Representatives directly or indirectly receives any approach, inquiry or proposal (whether written or verbal) from any person regarding, or that could reasonably be expected to lead to, a Competing Transaction.

(b)   A notice given under this clause 6.5 must be accompanied by all material details of the relevant event, which details will, for the avoidance of doubt, include the following (to the extent applicable):

   (i)   all material terms of the Competing Transaction (including any conditions to which it is subject) and all material terms of the relevant Competing Transaction (including the consideration proposed to be offered under that transaction and any conditions to which that transaction would be subject); and

   (ii)   the identity of the person(s) involved in the relevant event, including the person(s) who made the Competing Transaction (or on whose behalf the Competing Transaction was made, as the case may be),

   except to the extent that Target's legal adviser, being a national Australian law firm, gives a written opinion to the effect that it is open to the Directors to conclude that their fiduciary or statutory duties require them to withhold disclosure of any such details.

6.6   Exceptions to no talk and no due diligence

The restrictions in clauses 6.3 and 6.4 do not apply to the extent that they restrict Target, the Target Board or an Independent Director from taking or refusing to take any action with respect to a bona fide Competing Transaction (which was not encouraged, solicited, invited or initiated in contravention of clause 6.2) provided that in the opinion of each Independent Director, formed in good faith:

(a)   the Competing Transaction is made in writing by or on behalf of a person that the Independent Directors consider is of reputable commercial standing;

(b)   the Competing Transaction would be, or could reasonably be expected to lead to a transaction which is, more favourable to Target Shareholders than the Bid, after taking into account all aspects of the Competing Transaction; and

(c)   taking or failing to take the action with respect to the Competing Transaction would, or would be likely to, involve a breach of the fiduciary or statutory obligations of each Director.

Without limitation to any other part of this clause, before this clause 6.6 can be relied upon, the Independent Directors must obtain a written opinion from Target's legal adviser, being a national Australian law firm, confirming that, if the Independent Directors form the views in clauses 6.6(b) and 6.6(c) in accordance with this clause 6.6, then taking or failing to take the action which is proposed to be taken with respect to the relevant Competing Transaction would, or would be likely to, involve a breach of the fiduciary or statutory obligations of the Target Board.

6.7   Matching Right

(a)   Without limiting Target's obligations under clauses 6.4(b) and 6.5, if any Independent Director proposes to (whether or not subject to conditions) change his or her recommendation of the Offer so that he or she can recommend a Competing Transaction (**Rival Transaction**), Target must give Bidder prior written notice (**Relevant Notice**) of such proposed change of recommendation.

(b)   A Relevant Notice must include:

(i)   all the material terms and conditions (including price) of the Rival Transaction;

(ii)   a copy of any material confidential information concerning the Target Group provided to any person associated with the Rival Transaction which has not previously been provided to Bidder; and

(iii)   details of the basis upon which the Independent Director intends to change his or her recommendation.

(c)   Bidder will have the right, but not the obligation, at any time during the period of five Business Days following receipt of a Relevant Notice (**Matching Right Period**), to amend the terms of the Offer (including, but not limited to, increasing the amount of consideration offered under the Bid or proposing any other form of transaction (each a **Counter Proposal**)), and if it does so then the Independent Directors must review the Counter Proposal in good faith. If a majority of the Independent Directors determine that the Counter Proposal would be as favourable to Target Shareholders as the Rival Transaction:

(i)   Target and Bidder must use their best endeavours to, as soon as practicable, enter into the necessary documentation to give effect to the Counter Proposal; and

(ii)   Target must:

(A)   ensure that each of the Independent Directors recommends the Counter Proposal to Target Shareholders and does not recommend the Rival Transaction;

(B)   not enter into a Competing Agreement in respect of the Rival Transaction; and

(C)   continue to comply with its obligations under this agreement.

(d)   Without limitation to any other provision of this agreement, during the Matching Right Period:

(i)   no Independent Director is permitted to change his or her recommendation of the Offer or (except to the extent he bona fide and reasonably considers to be required by his fiduciary duties) to make any public statement to the effect that he or she may do so at some future point in time; and

(ii)   Target must not enter into any agreement, arrangement or understanding in respect of the Rival Transaction.

(e)   For the purposes of this clause 6.7, each successive material modification to a Rival Transaction will constitute a new Rival Transaction in respect of which Target must comply with its obligations under this clause 6.7.

7 Representations and warranties

7.1 Target Warranties

(a) Target represents and warrants to Bidder that each of the warranties set out in clause 7.1(b) is true and correct:

(i) as at execution of this agreement; and

(ii) in the case of all Target Warranties except for those in clauses 7.1(b)(vii), 7.1(b)(ix), 7.1(b)(xi) and 7.1(b)(xvi) at all times on each subsequent day of the Exclusivity Period (including the last day of that period).

(b) Target represents and warrants that:

(i) it and each Target Group Member is a corporation validly existing under the laws of its place of incorporation;

(ii) it has the corporate power to enter into and perform its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(iii) it has taken all necessary corporate action to authorise the entry into this agreement and has taken or will take all necessary corporate action to authorise the performance of this agreement and to carry out the transactions contemplated by this agreement;

(iv) this agreement is valid and binding upon it and the execution and it believes in good faith that performance of this agreement will not result in a breach or default under, and is not restricted by, Target's constitution (or the constitution of any of its Related Bodies Corporate) or any agreement, deed, writ, order, injunction, rule or regulation to which it or any of its Related Bodies Corporate is a party or subject or to which any of them is bound;

(v) each Target Group Member is solvent and no resolution has been passed nor has any other step been taken or legal proceedings commenced or threatened against any of them for their winding up or dissolution or for the appointment of a liquidator, receiver, administrator or similar officer over any or all of their assets;

(vi) it believes in good faith that Target is not in breach of its continuous disclosure obligations under the Corporations Act and the ASX Listing Rules and, following the release of the Agreed Public Announcement, is not relying on Listing Rule 3.1A to withhold any information from disclosure;

(vii) as at execution of this agreement, it has 100,387,052 Target Shares on issue and has no other issued securities;

(viii) it has not issued, granted or agreed to issue or grant any other Target Shares or securities convertible into Target Shares, other than the securities referred to clause 7.1(b)(vii) nor has it agreed or offered to issue any other securities;

(ix) as at execution of this agreement, it is not aware of any act, omission, event, fact or circumstance that would result in or is reasonably likely to result in:

    (A) any of the Conditions being breached or not satisfied, or becoming incapable of satisfaction; or

    (B) the Transaction not being implemented in accordance with the Timetable and the terms of this agreement;

(x) Target's financial statements for the financial year ended 30 June 2016 and half year ended 31 December 2016:

    (A) are, in all material respects, a true and fair reflection of Target's financial position as of 30 June 2016 and 31 December 2016 and of Target's performance during the relevant periods; and

    (B) comply with Australian Accounting Standards and the Corporations Regulations 2001 (Cth);

(xi) as at execution of this agreement, it believes in good faith that all Material Contracts are in full force and of full effect and are legally binding as between the parties thereto in accordance with their terms;

(xii) no person has any right (whether subject to conditions or not) to, as a result or otherwise in connection with Bidder acquiring Target Shares acquire, or require a Target Group Member to dispose of or offer to dispose of, any material asset of the Target Group;

(xiii) it believes in good faith that all information contained in the Disclosure Materials (other than forecasts, budgets, estimates, projections and statements of opinion or intention) is true and accurate in all material respects and is not materially misleading or deceptive (whether by omission or otherwise);

(xiv) the forecasts, budgets, estimates, projections and statements of opinion or intention contained in the Disclosure Materials have been prepared in good faith;

(xv) Target has not denied Bidder access to any information with the intention of misleading Bidder; and

(xvi) as at execution of this agreement, there is no litigation, mediation or arbitration current or pending, nor is there, to the best of the knowledge, information and belief of Target, any threatened litigation, mediation or arbitration, in each case which may materially affect the value of Target or of the assets of the Target Group. No Permitted Action shall be taken to have breached any of the foregoing warranties.

7.2 Bidder Warranties

(a) Bidder represents and warrants to Target that each of the warranties set out in clause 7.2(b) is true and correct:

    (i) as at execution of this agreement; and

(ii) in the case of all warranties except for the warranty in clause 7.2(b)(vi) at all times on each day during the Offer Period.

(b) Bidder represents and warrants to Target that:

(i) it is a corporation validly existing under the laws of its place of incorporation;

(ii) it has the corporate power to enter into and perform its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(iii) it has taken all necessary corporate action to authorise the entry into this agreement and has taken or will take all necessary corporate action to authorise the performance of this agreement and to carry out the transactions contemplated by this agreement;

(iv) this agreement is valid and binding upon it and the execution and performance of this agreement will not result in a breach or default under Bidder's constitution or any agreement, deed, writ, order, injunction, rule or regulation to which Bidder is a party or to which it is bound;

(v) Bidder is solvent and no resolutions have been passed nor has any other step been taken or legal proceedings commenced or threatened against it for its winding up or dissolution or for the appointment of a liquidator, receiver, administrator or similar officer over any or all of its assets;

(vi) as at execution of this agreement, it is not aware of any act, omission, event, fact or circumstance that would result in or is reasonably likely to result in:

(A) any of the Conditions being breached or not satisfied, or becoming incapable of satisfaction; or

(B) the Transaction not being implemented in accordance with the Timetable and the terms of this agreement;

(vii) it will have available to it sufficient cash amounts to enable it to perform its obligations to pay the total cash consideration payable to Target Shareholders under the Bid; and

(viii) other than as contemplated by the Agreed Bid Terms, no approvals are required to be obtained by the Bidder under any law, rule or regulation to perform and observe its obligations under this agreement and to consummate the Transaction.

7.3 Indemnities

(a) Bidder agrees to indemnify, and to keep indemnified, each of the Target Indemnified Parties against any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising that any Target Indemnified Party incurs, suffers or is liable for as a result of a breach of any Bidder Warranty.

(b)   Target agrees to indemnify, and to keep indemnified, each of the Bidder Indemnified Parties against any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and howsoever arising that any Bidder Indemnified Party incurs, suffers or is liable for as a result of a breach of any Target Warranty.

(c)   Target holds the benefit of the indemnity in clause 7.3(a) on trust for each of the other Target Indemnified Parties, and Bidder acknowledges that the other Target Indemnified Parties have the benefit of that indemnity notwithstanding that they are not party to this agreement.

(d)   Bidder holds the benefit of the indemnity in clause 7.3(b) on trust for each of the other Bidder Indemnified Parties, and Target acknowledges that the other Bidder Indemnified Parties have the benefit of that indemnity notwithstanding that they are not party to this agreement.

7.4   Survival of warranties and indemnities

(a)   Each representation and warranty given under this clause 7:

(i)   is severable;

(ii)   will survive the termination of this agreement; and

(iii)   is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this agreement.

(b)   Each indemnity given under clause 7.3:

(i)   is severable;

(ii)   is a continuing obligation that is separate and independent to any other obligation that the party giving the indemnity has under this agreement; and

(iii)   will survive termination of this agreement.

7.5   Notification

Each party must promptly advise the other in writing if it becomes aware of any fact, matter or circumstance that constitutes or could reasonably constitute a breach of any of the representations and warranties given by it under this agreement.

8   Termination rights

8.1   Termination events

(a)   Bidder may terminate this agreement at any time by notice in writing to Target:

(i)   if:

(A)   Target is in breach of any clause of this agreement (including any Target Warranty), which breach is material in the context of the Bid, or if a Prescribed Occurrence occurs. The parties agree that any breach of clause 6 will be taken to be material as will any breach of the agreement which has resulted or will result in a Condition being breached or not satisfied or becoming incapable of satisfaction;

(B) Bidder has given notice to Target setting out the relevant circumstances and stating an intention to terminate this agreement; and

(C) the relevant circumstances have not been rectified (if capable of being rectified), and/or the activity that caused them has not ceased to the reasonable satisfaction of Bidder, within, in the case of a breach of clause 6, one Business Day from the time such notice is given, and, in any other case, five Business Days from the time such notice is given;

(ii) if a Competing Transaction is publicly proposed by a person other than Bidder (or one of its Related Bodies Corporate) and is recommended by any Independent Director;

(iii) if a person other than Bidder or one of its Related Bodies Corporate that does not hold 10% or more Voting Power in Target at the date of this agreement obtains Voting Power in Target of 10% or more;

(iv) if any Independent Director fails to make or withdraws, changes, revises, revokes or qualifies, or makes a public statement inconsistent with, the Recommendation or makes a public statement indicating that they no longer recommend or intend to accept the Offer; or

(v) if any Independent Director recommends, endorses or otherwise supports a Competing Transaction.

(b) Target may terminate this agreement at any time by notice in writing to Bidder:

(i) if:

(A) Bidder is in breach of any clause of this agreement (including any Bidder Warranty), which breach is material in the context of the Bid;

(B) Target has given notice to Bidder setting out the material breach and stating an intention to terminate this agreement; and

(C) the material breach has not been rectified (if capable of being rectified) and/or the activity that caused the material breach has not ceased to the reasonable satisfaction of Target, within five Business Days from the time such notice is given; or

(ii) if each Independent Director withdraws his or her recommendation of the Offer in accordance with clause 2.2(b).

(c) Either Bidder or Target may terminate this agreement at any time by notice in writing to the other parties, if the Offer lapses for any reason (provided, in the case of termination by Bidder, that this occurred without breach by Bidder of this agreement) including non-satisfaction of a Condition, or at any time after the date 6 months after the date of this agreement.

(d) This agreement automatically terminates on the Offer Close Date.

8.2 Effect of termination

In the event of termination of this agreement by either Bidder or Target pursuant to clause 8.1, the agreement will have no further effect, other than in respect of any liability for any breach of this agreement committed prior to termination and provided that this clause 8 and clauses 1, 7, 9, 10, 11, 12, and 13 and Schedule 1 survive termination.

9 Confidentiality

Bidder and Target acknowledge and agree that they continue to be bound after the date of this agreement by the Confidentiality Agreement and that their obligations under the Confidentiality Agreement survive termination of this agreement, on the basis that the definition of 'Approved Purpose' in the Confidentiality Agreement shall be amended on and from the date of this agreement to be "implementing the takeover bid contemplated by the Takeover Bid Implementation Agreement between the Recipient, Discloser and GFN Asia Pacific Holdings Pty Ltd".

10 Release

To the extent permitted by law:

(a) Bidder waives all of its rights, and agrees that it will not make any claim, against any Target Indemnified Party (other than Target) in relation to:

   (i) information provided to Bidder or its Related Bodies Corporate or Representatives for the purpose of Bidder's consideration of, or otherwise in connection with, the Transaction; or

   (ii) any breach of any Target Warranty or any other provision of this agreement,

   or otherwise in connection with the Transaction; and

(b) Target waives all of its rights, and agrees that it will not make any claim, against any Bidder Indemnified Party (other than Bidder and General Finance Corporation) in relation to:

   (i) information provided to Target or its Related Bodies Corporate or Representatives for the purpose of Target's consideration of, or otherwise in connection with, the Transaction; or

   (ii) any breach of any Bidder Warranty or any other provision of this agreement,

   or otherwise in connection with the Transaction,

in each case except where the indemnified party has not acted in good faith or has engaged in wilful misconduct.

Bidder receives and holds the benefit of this clause to the extent it relates to each Bidder Indemnified Party as trustee for each of them. Target receives and holds the benefit of this clause to the extent it relates to each Target Indemnified Party as trustee for each of them.

11 GST

(a) Any consideration or amount payable under this agreement, including any non-monetary consideration (as reduced in accordance with clause 11(e) if required) (**Consideration**) is exclusive of GST.

(b) If GST is or becomes payable on a supply (**Supply**) made under or in connection with this agreement, an additional amount (**Additional Amount**) is payable by the party providing the Consideration for the Supply (**Recipient**) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (**Supplier**) in accordance with the GST Law.

(c) The Additional Amount payable under clause 11(b) is payable at the same time and in the same manner as the Consideration for the Supply, subject to the provision of a valid Tax Invoice at or before that time. If a valid Tax Invoice is not provided at or before that time then the Additional Amount is only payable on receipt of a valid Tax Invoice.

(d) If for any reason (including, without limitation, the occurrence of an Adjustment Event) the amount of GST payable on a Supply made under or in connection with this agreement (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 11(b):

    (i) the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

    (ii) the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

    (iii) the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.

(e) Despite any other provision in this agreement:

    (i) if an amount payable under or in connection with this agreement (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (**Amount Incurred**), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred;

    (ii) if an amount payable under or in connection with this agreement (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to a loss of revenue, the revenue must be determined on a GST-exclusive basis; and

     (iii)   no Additional Amount is payable under clause 11(b) in respect of a Supply made under or in connection with this agreement that is subject to a reverse charge under the GST Law.

(f)   Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of the GST Group of which that party is a Member is entitled.

12 Notices

(a)   A notice, consent, request or any other communication under this agreement must be in writing and must be left at the address of the addressee or sent by email to the address specified below or any other address or email address the addressee requests.

Target	**Royal Wolf Holdings Limited**
Attention:	Greg Baker
Address:	2/22-28 Edgeworth David Ave, Hornsby NSW 2077
Email:	GBaker@royalwolf.com.au

Copy of communications to Target (for information purposes only):

Attention:	Philippa Stone, Herbert Smith Freehills LLP
Address:	ANZ Tower, 161 Castlereagh Street, Sydney NSW 2000
Email:	philippa.stone@hsf.com

Bidder:	**GFN Asia Pacific Holdings Pty Ltd**
Attention:	Christopher A. Wilson
Address:	Level 35, Tower Two, International Towers Sydney, 200 Barangaroo Avenue, Barangaroo NSW 2000
Email:	notices@generalfinance.com

Copy of communications to Bidder (for information purposes only):

Attention:	Peter Cook, Gilbert + Tobin
Address:	Level 35, Tower Two, International Towers Sydney, 200 Barangaroo Avenue, Barangaroo NSW 2000 Australia
Email:	pcook@gtlaw.com.au

(b)   A notice, consent, request or any other communication is taken to be received:

    (i)   if by delivery, when it is delivered;

    (ii)   if sent by email:

        (A)   when the Sender receives an automated message confirming delivery; or

(B) at the time sent (as recorded on the device from which the Sender sent the email), provided that the Sender does not receive an automated message that the email has not been delivered,

whichever happens first.

13 General

13.1 Cumulative rights

The rights, powers and remedies of a party under this agreement are cumulative with the rights, powers or remedies provided by law independently of this agreement.

13.2 Waiver and variation

A provision or a right under this agreement may not be waived except in writing signed by the party granting the waiver, or varied except in writing signed by the parties.

13.3 Approvals and consents

A party may give or withhold its approval or consent conditionally or unconditionally in its discretion unless this agreement states otherwise. Any approval or consent or agreement required pursuant to this agreement must be in writing.

13.4 Specific performance

The parties acknowledge that monetary damages alone would not be adequate compensation for a breach by any party of an obligation under this agreement and that specific performance of that obligation is an appropriate remedy.

13.5 Effect of agreement

This agreement constitutes the entire agreement between the parties in relation to its subject matter and supersedes any previous understandings or agreements between the parties concerning the subject matter of this agreement.

13.6 Severability

If the whole or any part of a provision of this agreement is void, unenforceable or illegal in a jurisdiction, it is severed for the purposes of that jurisdiction. In that event, the remainder of this agreement has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause has no effect if the severance alters the basic nature of this agreement or is contrary to public policy.

13.7 Mutual further assurances

Each party must do all things and execute all further documents necessary to give full effect to this agreement.

13.8 Counterparts

This agreement may be executed in any number of counterparts and all those counterparts taken together will constitute one instrument.

13.9 Governing law and jurisdiction

This agreement is governed by the laws of New South Wales. Each party submits to the non-exclusive jurisdictions of the courts of New South Wales.

13.10 Assignment

The rights and obligations of each party under this agreement are personal. They cannot be assigned, charged or otherwise dealt with, and no party shall attempt or purport to do so, without the prior written consent of the other party.

13.11 Duty, costs and expenses

(a) Bidder:

    (i) must pay all stamp duties and any related fines and penalties in respect of this agreement or any transaction effected under it; and

    (ii) indemnifies Target against any liability arising from or in connection with any failure by it to comply with clause 13.11(a)(i).

(b) Except as otherwise provided in this agreement, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this agreement and the proposed, attempted or actual implementation of the Transaction.

Schedule 1   Dictionary

1   Dictionary

In this agreement, the following definitions apply.

ACCC means the Australian Competition and Consumer Commission.

Additional Amount has the meaning given in clause 11(b).

Agreed Bid Terms means the terms and conditions set out in Schedule 2.

Agreed Public Announcement means the announcement to be made by Bidder and Target to ASX in the form annexed at Attachment A.

Amount Incurred has the meaning given in clause 11(e).

Announcement Date means 12 July 2017.

ASIC means the Australian Securities and Investments Commission.

Associates has the meaning given in the Corporations Act.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the official listing rules of ASX.

Attachment means an attachment to this agreement.

Bid means an off-market takeover bid by Bidder for all Target Shares not held by a Related Body Corporate of Bidder as at the date of this agreement, under Chapter 6 of the Corporations Act.

Bidder Group means Bidder and each of its Subsidiaries.

Bidder Indemnified Party means Bidder, a Related Body Corporate of Bidder (other than Target and its Subsidiaries) or a director, officer or employee of Bidder or one of its Related Bodies Corporate (other than Target and its Subsidiaries).

Bidder Material Adverse Change means a material adverse change in, as the case may be:

(a)   the business, assets, financial condition and properties of a member of the GFN Group; or

(b)   the ability of any member of the GFN Group to perform its obligations under the Bison Funding Arrangements,

provided that the occurrence of any default, event of default, acceleration of payment, increase in interest or other payment, late charge or other penalty under any indebtedness of a member of the GFN Group shall constitute a "Bidder Material Adverse Change" with respect to GFN (US) and its Subsidiaries, individually and taken as a whole.

Bidder Warranties means the representations and warranties set out in clause 7.2(b).

Bidder's Statement means the bidder's statement to be prepared by Bidder in connection with the Bid in accordance with Chapter 6 of the Corporations Act, and includes any supplementary bidder's statement.

Bison means Bison Capital Partners V, L.P., a Delaware limited partnership.

Bison Funding Arrangements means the securities purchase agreement between Bison, General Finance Corporation, Bidder, GFN Finance and GFN (US) and associated documents.

Business Day means Monday to Friday inclusive except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that ASX declares is not a business day.

Change of Control Provisions has the meaning given in clause 4.1(b)(iv).

Competing Agreement has the meaning given in clause 6.3(b).

Competing Transaction means any expression of interest, proposal, offer or transaction (or a series of transactions), which if entered into or completed, would result in:

(a)   a person (other than Bidder or one of its Related Bodies Corporate)

    (i)   acquiring Voting Power in Target of more than 10%;

    (ii)   directly or indirectly, acquiring an interest in, a relevant interest in, having the right to acquire, becoming the holder of, or entering into a cash settled equity swap or other synthetic, economic or derivative transaction connected with or relating to:

        (A)   more than 10% of the Target Shares; or

        (B)   the whole or a material part of the business or assets of the Target Group;

    (iii)   acquiring control of Target, within the meaning of section 50AA of the Corporations Act; or

    (iv)   otherwise acquiring or merging (including by a scheme of arrangement, capital reduction, sale of assets, strategic alliance, joint venture, partnership, reverse takeover bid or dual listed company structure) with Target; or

(b)   the Bid not being able to be implemented on the basis set out in this agreement.

Conditions means the conditions set out in clause 3 of Schedule 2.

Confidentiality Agreement means the confidentiality agreement entered into between the parties on 24 May 2017.

Consideration has the meaning given in clause 11(a).

Corporations Act means the *Corporations Act 2001* (Cth).

Counter Proposal has the meaning given in clause 6.7(c).

Dictionary has the meaning given in clause 1.1(a).

Diligence Information has the meaning given in clause 6.4(a).

Director means a member of the Target Board.

Disclosure Materials means all material provided by Target or its Representatives in writing to Bidder prior to execution of this agreement (including all material included in any data room to which Bidder was granted access) and which is included in a list agreed between the Bidder and Target immediately prior to execution of this agreement.

Event has the meaning given in clause 3(f) of Schedule 2.

Exclusivity Period means the period commencing on the date of this agreement and ending on the first to occur of:

(a)   the date of termination of this agreement as provided in clause 8.1; and

(b)   the Offer Close Date.

GFN Director means a Director who is affiliated with General Finance Corporation or any of its Related Bodies Corporate, who at the date of this agreement are Ronald F Valenta, Jody Miller and Manuel Marrero.

GFN (US) means GFN U.S. Australasia Holdings, Inc, a company incorporated in Delaware.

GFN Finance means GFN Asia Pacific Finance Pty Ltd (ACN 620 128 001).

GFN Group means General Finance Corporation, GFN (US), Bidder, GFN Finance, and any entity which is a "Guarantor" or an "Additional Guarantor" (as those terms are defined in the Bison Financing Arrangements) under the Bison Funding Arrangements.

Government Agency means a government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity whether foreign, federal, state, territorial or local in Australia, including (without limitation) any self-regulatory organisation established under a statute or otherwise discharging substantially public or regulatory functions, and in particular, ASX, ASIC and any federal or state based gaming authority.

GST means a goods and services tax or similar value added tax levied or imposed under the GST Law.

GST Law has the meaning given to it in the *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

Independent Directors means Daryl Corsie, Peter Dexter and Peter Housden.

Independent Expert means the party hired by the Independent Directors to prepare and deliver the Independent Expert's Report.

Independent Expert's Report means the report to be issued by the Independent Expert in respect of the Transaction, and includes any supplementary report.

Matching Right Period has the meaning given in clause 6.7(c).

Material Contract means the contracts identified by the Target which involve aggregate annual receipts or payments equal to or in excess of $1,000,000 and listed a separate document initialed by the parties on the date of this agreement.

Non-Associated Shares means all Target Shares except those Target Shares in which Bidder and its Associates have a Relevant Interest at the beginning of the Offer Period.

Offer means each offer by Bidder for Target Shares under the Bid and **Offers** means all such offers.

Offer Close Date means the date on which the Offer Period ends.

Offer Date means the date on which the first of the Offers is made.

Offer Period means the period the Offer is open for acceptance.

Offer Price means the consideration specified in clause 1 of Schedule 2.

Permitted Action means any action, inaction or state of affairs:

(a)   consented to by Bidder in writing;

(b)   approved by the Target Board (where approval includes approval by at least one GFN Director);

(c)   which was disclosed in the Disclosure Materials prior to execution of this agreement;

(d)   which is required or permitted to be taken or procured under this agreement; or

(e)   in connection with the performance rights held by Robert Allan in accordance with his existing contractual entitlements, or as otherwise agreed between Bidder and Target.

Permitted Dividend means a fully franked dividend of up to 2.65 cents per Target Share

Prescribed Occurrence means the occurrence of any of the following where that occurrence was not a Permitted Action:

(a)   any Target Group Member converting all or any of its securities into a larger or smaller number of securities;

(b)   any Target Group Member resolving to reduce its capital in any way or reclassifying, combining, splitting, redeeming or cancelling directly or indirectly any of its securities;

(c)   any Target Group Member entering into a buy-back agreement or resolving to approve the terms of such an agreement;

(d)   any Target Group Member making an issue of its securities or granting an option over its securities or agreeing to make such an issue or grant such an option;

(e)   any Target Group Member issuing, or agreeing to issue, convertible notes;

(f) any Target Group Member disposes, or agrees to dispose, of the whole or a substantial part of the Target Group's business or assets;

(g) any Target Group Member charging, or agreeing to charge, the whole, or a substantial part, of the Target Group's business or assets (other than a lien which arises by operation of law or legislation);

(h) any Target Group Member resolving that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of any Target Group Member;

(j) the making of an order by a court for the winding up of any Target Group Member;

(k) an administrator of any Target Group Member being appointed;

(l) any Target Group Member executing a deed of company arrangement;

(m) the appointment of a receiver or a receiver and manager in relation to the whole, or a substantial part, of the property of any Target Group Member;

(n) Target makes any change to its constitution;

(o) any Target Group Member creates, or agrees to create, any encumbrance over its business or any part of its property other than in the ordinary course of its business (other than a lien which arises by operation of law or legislation);

(p) any Target Group Member incurs any financial indebtedness or issues any debt securities, other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of this agreement where the funds drawn pursuant to those advances are used in the ordinary course of business;

(q) any Target Group Member makes any loans, advances or capital contributions to, or investments in, any other person (other than to or in Target or any wholly-owned Subsidiary of Target in the ordinary course of business), other than in the ordinary course of business;

(r) any Target Group Member ceases, or threatens to cease, to carry on business;

(s) any Target Group Member is deregistered as a company or otherwise dissolved;

(t) any Target Group Member is or becomes unable to pay its debts when they fall due;

(u) any Target Group Member entering into any arrangement, commitment or agreement with a related party (as that term is defined in section 228 of the Corporations Act), other than in the ordinary course of business;

(v) any Target Group Member makes or amends any tax election, changes any method of tax accounting, settles or compromises any tax liability (other than payroll tax in respect of directors' fees), files any material amended tax return, enters into a closing agreement, surrenders any right to claim a material tax refund or consents to the extension or waiver of the limitation period applicable to any material tax claim or assessment, other than in the ordinary course of business;

(w)   any Target Group Member pays, discharges, settles, satisfies, compromises, waives, assigns or releases any claims, liabilities or obligations exceeding $500,000 other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Target's financial statements or incurred in the ordinary course of business consistent with past practice;

(x)   any Target Group Member authorises, recommends or proposes any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

(y)   any Target Group Member:

(i)   increases the remuneration of, pays any bonus (other than in accordance with existing contractual entitlements as at the date of this agreement) to or otherwise varies the employment arrangements of, any Director or any Relevant Employee;

(ii)   issues any securities, options or performance rights to any of the employees of the Target Group, or accelerates the rights of any such employee to compensation or benefits of any kind (including, without limitation, under any executive or employee share or option plan and including, without limitation, by vesting any unvested performance rights);

(iii)   pays any of the Relevant Employees termination or retention payments (otherwise than in accordance with contractual entitlements existing at the date of this agreement which were disclosed to Bidder prior to execution of this agreement);

(iv)   enters into employment arrangements with any individual which could involve a Target Group Member giving a commitment to such individual in excess of $100,000 per annum;

(v)   enters into, offers to enter into or agrees to enter into any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Target and/or any of its Subsidiaries of an amount which is, in aggregate, more than $25,000, other than in the ordinary course of business;

(vi)   enters into, amends in a material respect or terminates any Material Contract; or

(vii)   resolves, agrees, commits or announces an intention to do any of the things referred to in paragraphs (a) to (y) (inclusive) of this definition.

Recipient has the meaning given in clause 11(b).

Recommendation has the meaning given in clause 2.2(a).

Register means the register of Target Shares kept by Target.

Regulatory Approvals means:

(a)   any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Government Agency; or

(b)   in relation to anything that would be fully or partly prohibited or restricted by law if a Government Agency intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Related Body Corporate has the meaning it has in the Corporations Act.

Relevant Employees means any individual identified as key management personnel in the Target's most recent annual report as lodged with ASX.

Relevant Interest has the meaning given in the Corporations Act.

Relevant Notice has the meaning given in clause 6.7(a).

Representative of a person means an employee, agent, officer, director, adviser or financier of the person and, in the case of advisers and financiers, includes employees, officers and agents of the adviser or financier (as applicable).

Rival Transaction has the meaning given in clause 6.7(a).

Schedule means a schedule to this agreement.

Subsidiary has the meaning it has in the Corporations Act.

Superior Proposal means a bona fide transaction or proposed transaction which, if completed substantially in accordance with its terms, would mean a person (other than Bidder or one of its Related Bodies Corporate) would become the holder of:

(a)   more than 50% of the Target Shares; or

(b)   the whole or substantially the whole of the business, assets and undertakings of the Target Group,

provided that the Independent Directors determine, acting in good faith and in order to satisfy what the Independent Directors consider to be their fiduciary and statutory duties (after having taken advice from Target's financial advisers), that the transaction or proposed transaction is capable of being valued and completed, taking into account all aspects of the transaction or proposed transaction (including its consideration (and form of consideration), conditions precedent and the person or persons making it) and is superior overall for Target Shareholders as compared to the Offer.

Target Board means the board of directors of Target from time to time.

Target Group means Target and each of its Subsidiaries and **Target Group Members** means each one of them.

Target Indemnified Party means Target, a Subsidiary of the Target or a director, officer or employee of Target or one of its Subsidiaries.

Target Shareholders means each person who is registered in the register of members of Target as the holder of Target Shares from time to time.

Target Shares means fully paid ordinary shares issued in the capital of Target.

Target Warranties means the representations and warranties set out in clause 7.1(b).

Target's Statement means the target's statement to be issued by Target under section 638 of the Corporations Act in response to the Bid, and includes any supplementary target's statement.

Timetable means the indicative timetable for implementation of the Transaction set out in Schedule 3.

Transaction means the acquisition by Bidder of all Target Shares not held by a Related Body Corporate of Bidder as at the date of this agreement, under the Bid.

Voting Power has the meaning it has in the Corporations Act.

2   Interpretation

In this agreement the following rules of interpretation apply unless the contrary intention appears or context requires otherwise:

(a)   headings are for convenience only and do not affect the interpretation of this agreement;

(b)   the singular includes the plural and vice versa;

(c)   words that are gender neutral or gender specific include each gender;

(d)   where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings;

(e)   the words 'such as', 'including', 'particularly' and similar expressions are not used as, nor are intended to be, interpreted as words of limitation;

(f)   a reference to:

(i)   a person includes a natural person, partnership, joint venture, government agency, association, corporation or other body corporate or entity (as that term is defined in section 64A of the Corporations Act);

(ii)   a thing (including, but not limited to, a chose in action or other right) includes a part of that thing;

(iii)   a party includes its successors and permitted assigns;

(iv)   a document includes all amendments or supplements to that document;

(v)   a clause, term, party, schedule or attachment is a reference to a clause or term of, or party, schedule or attachment to this agreement;

(vi)   this agreement includes all schedules and attachments to it;

(vii)   a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by-law, judgment, rule of common law or equity or ASX

Listing Rules and is a reference to that law as amended, consolidated or replaced;

(viii) an agreement other than this agreement includes an undertaking, or legally enforceable arrangement or understanding, whether or not in writing; and

(ix) a monetary amount is in Australian dollars;

(g) an agreement on the part of two or more persons binds them jointly and severally;

(h) when the day on which something must be done is not a Business Day, that thing must be done on the following Business Day;

(i) in determining the time of day, where relevant to this agreement, the relevant time of day is:

(i) for the purposes of giving or receiving notices, the time of day where a party receiving a notice is located; or

(ii) for any other purpose under this agreement, the time of day in the place where the party required to perform an obligation is located;

(j) where a provision (including any warranty) in this agreement relates to the Target's awareness, knowledge or belief, the Target will be deemed to know or be aware of a particular fact, matter or circumstance or to hold a particular belief at a given time only if, at that time, an Independent Director, Neil Littlewood or Greg Baker is aware of that fact, matter or circumstances or holds that belief as at the applicable time in respect of that provision (which, in the case of a warranty, shall be the time that the warranty is given); and

(k) no rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this agreement or any part of it.

Schedule 2 Agreed Bid Terms

1   Consideration

The consideration offered under the Bid will be $1.83 for each Target Share not held by a Related Body Corporate of Bidder as at the date of this agreement (less the cash amount of any dividend paid by the Target before the payment of such consideration, including, without limitation, the Permitted Dividend), subject to any improvement permitted by the Corporations Act.

Any entitlement to a payment of less than $0.01 will be rounded up if $0.005 and above but otherwise rounded down.

2   Offer Period

The Offer will remain open for a period of at least one month from the Offer Date until 25 August 2017:

(a)   subject to Bidder's right to extend the period under the Corporations Act; and

(b)   provided that the Bidder may, subject to the Corporations Act, close the Offers prior to such time if a Condition has been breached and such breach is not capable of being addressed such that the Condition could be satisfied on or by the Closing Date.

3   Conditions

The Offer, and any contract resulting from its acceptance, is subject to the conditions set out below.

(a)   Minimum acceptance

At the end of the Offer Period, Bidder has:

(i)   received valid acceptances in respect of at least 75% (by number) of the Non-Associated Shares; and

(ii)   a Relevant Interest in at least 90% (by number) of all Target Shares.

(b)   No other outstanding securities

At the end of the Offer Period, there are no securities on issue in Target other than 100,387,052 Target Shares and there are no outstanding offers, agreements or rights to be issued with Target Shares or other securities. At the completion of the Offer, all rights unvested under all long-term incentive plans of Target will be terminated.

(c)   No Prescribed Occurrences

There are no Prescribed Occurrences during the Offer Period.

(d)   **No regulatory action**

During the Offer Period:

(i)   there is not in effect any preliminary or final decision, order or decree issued by a Government Agency;

(ii)   no action or investigation is announced, commenced or threatened by any Government Agency; and

(iii)   no application is made to any Government Agency (other than by Bidder),

in consequence of, or in connection with, the Offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel in the exercise of powers and discretions conferred by the Corporations Act), which:

(iv)   restrains, prohibits or impedes (or if granted or made could restrain, prohibit or impede), or otherwise materially adversely impacts upon:

(A)   the making of the Offers or the completion of any transaction contemplated by the Offer; or

(B)   the rights of Bidder in respect of Target or the Target Shares; or

(v)   requires the divestiture by Bidder of any Target Shares or the divestiture of any assets of the Target Group.

(e)   **Acquisitions, disposals and capex**

During the Offer Period, except for Permitted Actions no Target Group Member:

(i)   except for purchases of assets in the ordinary course, acquires or agrees to acquire any assets, properties or businesses, or incurs, agrees to incur or enters into a commitment or a series of commitments involving capital expenditure by the Target Group, whether in one or more transactions, where the amounts or value involved in such transaction, transactions, commitments or series of commitments exceeds $100,000 in aggregate; or

(ii)   except for sales of assets in the ordinary course of business, disposes of, or agrees to dispose of, or creates or agrees to create an equity interest in respect of any assets (including, without limitation, under any off-take or similar agreement), properties or businesses, whether in one transaction or a number of such transactions, where the amount or value involved in such transaction or transactions exceeds $100,000 in aggregate.

(f)   **No material adverse change in the Target Group**

During the Offer Period, no event, change, condition, matter or thing (each an **Event**) occurs, is disclosed or announced or becomes known to Bidder (in each case where not known to Bidder or General Finance Corporation prior to execution of this agreement) which has had, will have or is reasonably likely to have (whether individually or when aggregated with one or more other Events) a material adverse effect on the assets, liabilities, financial or trading position, performance, profitability or prospects of the Target Group (taken as a whole), unless (a) arising as a result of any generally applicable change in law or governmental policy); (b) arising in relation to any Permitted Action; (c) relating to the state of securities markets in general; (d) arising in relation to an impairment, provisioning or write-off of existing assets that does not have an impact on the Target's cashflow; or (e) resulting from any changes in the shipping container industry in general. Without limitation to the foregoing, such an effect will be caused by:

(A) diminution in the value of the consolidated net assets of the Target Group (taken as a whole) of at least $10,000,000 against what it could have reasonably been expected to have been but for the relevant Event; or

(B) a decrease in the guidance floor to shareholders of the Target in earnings before interest, tax, depreciation and amortisation of the Target Group (taken as whole) of $2,500,000 or more.

(g) **No dividends or distributions**

During the Offer Period, Target does not announce, make, declare or pay any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie), other than the Permitted Dividend, or agree to do any of the foregoing.

(h) **Index**

Before the end of the Offer Period the ASX All Ordinaries Index does not close below 4,000 on 5 consecutive Business Days.

(i) **Market**

Before the end of the Offer Period, no material adverse change, as reasonably determined by Bison, in the financial or capital markets generally, or in the markets for subordinate debt or warrants or other equity securities, in each case that has adversely impacted or could reasonably be expected to adversely impact, Bison's investment in notes issued by Bidder and GFN Finance in connection with the Bison Funding Arrangements, in circumstances where Bison has informed the Bidder that it intends to rely upon the equivalent condition in the Bison Funding Arrangements as a basis for withdrawing funding under, or adversely varying the terms of, the Bison Funding Arrangements.

(j) **No Bidder Material Adverse Change**

Before the end of the Offer Period, no Bidder Material Adverse Change has occurred with respect to any member of the GFN Group, in circumstances where Bison has informed the Bidder that it intends to rely upon the equivalent condition in the Bison Funding Arrangements as a basis for withdrawing funding under, or adversely varying the terms of, the Bison Funding Arrangements.

Schedule 3   Timetable

Day	Event
12 July 2017	Execution of this agreement Release of Agreed Public Announcement Announcement of Permitted Dividend
18 July 2017	Permitted Dividend record date
19 July 2017	Bidder's Statement lodged with ASIC, sent to Target and released on ASX Target's Statement lodged with ASIC, sent to Bidder and released on ASX
24 July 2017	Offer Period opens Bidder's Statement and Target's Statement sent to Target Shareholders
25 August 2017	Earliest date of close of Offer Period

Execution page

Executed as an agreement.

Signed and delivered by
GFN Asia Pacific Holdings Pty Ltd
ACN 620 127 791 in accordance with section 127 of the *Corporations Act 2001* (Cth) and by:

Christopher A. Wilson | Ronald F. Valenta

Signature of director | Signature of director/secretary

Christopher A. Wilson | Ronald F. Valenta

Name of director (print) | Name of director/secretary (print)

Signed and delivered by
Royal Wolf Holdings Limited in accordance with section 127 of the *Corporations Act 2001* (Cth) and by:

Signature of director | Signature of director/secretary

Name of director (print) | Name of director/secretary (print)

Execution page

Executed as an agreement.

Signed and delivered by
GFN Asia Pacific Holdings Pty Ltd
ACN 620 127 791 in accordance with
section 127 of the *Corporations Act 2001* (Cth)
and by:

_____
Signature of director

_____
Signature of director/secretary

_____
Name of director (print)

_____
Name of director/secretary (print)

Signed and delivered by
Royal Wolf Holdings Limited in
accordance with section 127 of the *Corporations
Act 2001* (Cth) and by:



_____
Signature of director



_____
Signature of director/secretary

NEIL RAYMOND LITTLEWOOD

_____
Name of director (print)

GREGORY BRIAN BAKER

_____
Name of ~~director~~/secretary (print)

Attachment A   Agreed Public Announcement



Royal Wolf Holdings Limited
ABN 91 121 226 793

ASX RELEASE

12 July 2017

ROYAL WOLF ANNOUNCES RECOMMENDED TAKEOVER OFFER AT $1.83 PER SHARE

- **Royal Wolf shareholders to receive $1.83 in cash per share less the cash amount of the Special Dividend**

- **Announcement of a fully franked[1] 2.65 cents per share Special Dividend**

- **Offer Price represents a significant premium to the pre-announcement share price**

- **The Offer is subject to certain conditions (described below), including material adverse change conditions relating to the bidder group, the target group and the market, a 90% minimum acceptance condition and other conditions**

- **The Independent Directors unanimously recommend that Royal Wolf shareholders accept the Offer in the absence of a superior proposal and subject to the Independent Expert concluding that the Offer is fair and reasonable**

Royal Wolf Holdings Limited ("Royal Wolf", ASX: RWH) today announces that it has entered into a binding bid implementation agreement with GFN Asia Pacific Holdings Pty Ltd ("GFN Asia Pacific") ("Bid Implementation Agreement"). The Bid Implementation Agreement contains the terms of an off-market takeover offer under which it is proposed that GFN Asia Pacific will acquire all of the Royal Wolf shares that it or its related body corporates do not already own for $1.83 cash per share less the cash amount of the Special Dividend (described below) and subject to the satisfaction of certain conditions (described below) (the "Offer").

GFN Asia Pacific is a wholly-owned subsidiary of General Finance Corporation ("GFN"). GFN currently controls approximately 51.0% of Royal Wolf through its wholly-owned subsidiary GFN U.S. Australasia Holdings, Inc.

The Offer price of $1.83 cash per share ("Offer Price") represents:

- a 40.8% premium to Royal Wolf's closing price of $1.30 on 11 July 2017 (being the last trading day prior to this announcement)[2]

- a 45.0% premium to the one month volume weighted average price ("VWAP") of $1.26 to 11 July 2017

- a 39.1% premium to the three month VWAP of $1.32 to 11 July 2017

- a 37.7% premium to the six month VWAP of $1.33 to 11 July 2017

The Offer Price implies a market capitalisation of approximately $184 million and an enterprise value of approximately $290 million.[3]

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[1] Whether a Royal Wolf shareholder is entitled to the franking credit on the Special Dividend depends on their particular circumstances. Royal Wolf shareholders should seek independent advice.
[2] The last date that Royal Wolf shares traded on the ASX was 6 July 2017 at $1.30 per share.
[3] Based on 100,387,052 shares outstanding and net debt of A$106.4 million as at 31 March 2017.

Level 2, 22-28 Edgeworth David Ave, Hornsby NSW 2077 Australia
P.O. Box 834 Hornsby NSW 1630
An ASX listed entity (RWH)

Phone: +61 2 9482 3466
Fax: +61 2 9482 3477
royalwolf.com.au

The independent directors of Royal Wolf[4] ("Independent Directors") unanimously recommend that Royal Wolf shareholders accept the Offer in the absence of a superior proposal and subject to the Independent Expert (as described below) concluding that the Offer is fair and reasonable. Subject to those same qualifications, each Independent Director also intends to accept the Offer with respect to their own shareholdings.

The Independent Chairman of Royal Wolf, Mr. Peter Housden, stated: "GFN Asia Pacific's offer is compelling and is at a significant premium to the Royal Wolf share price. The Independent Directors consider that the prospects of a superior proposal emerging from a third party are limited given GFN already has a controlling interest in Royal Wolf so the Offer provides Royal Wolf shareholders with certainty of value and the opportunity to realise their investment in full for cash."

Conditions of the GFN Offer

The Bid Implementation Agreement, a full copy of which is attached to this announcement, sets out the conditions of the Offer which in summary are:

- at the end of the offer period, GFN Asia Pacific having received valid acceptances in respect of at least 75% of the Royal Wolf shares to which the Offer is made and holding a relevant interest in at least 90% of all of Royal Wolf shares;

- at the end of the offer period, there being no securities on issue in Royal Wolf other than 100,387,052 Royal Wolf shares (being the number of issued shares in Royal Wolf at the start of the offer period) and there being no outstanding offers, agreements or rights to be issued with Royal Wolf shares. At the completion of the Offer, all rights outstanding under all long-term investment plans of Royal Wolf being terminated;

- no Prescribed Occurrences (as defined in the Bid Implementation Agreement) occurring during the offer period (except for certain permitted actions);

- no regulatory actions of various kinds occurring during the offer period (subject to certain exceptions);

- no acquisitions, disposals and capex above certain thresholds during the offer period (except for certain permitted actions or otherwise in the ordinary course);

- no material adverse change in relation to the Royal Wolf group during the offer period, subject to a number of exceptions (material adverse change for this purpose would include circumstances resulting in reduction in value of consolidated net assets of the Royal Wolf group of at least $10 million or a decrease in the lower end of guidance to shareholders of Royal Wolf group in earnings before interest tax, depreciation and amortisation of $2.5 million for FY17 or more (subject to a number of exceptions));

- no dividends or distributions during the offer period (other than the Special Dividend);

- the ASX All Ordinaries Index does not close below 4,000 on 5 consecutive business days before the end of the offer period;

---

[4] Independent Directors means Mr. Peter Housden, Mr. Daryl (Darce) Corsie and Mr. Peter Dexter.

- before the end of the offer period, no material adverse change, as reasonably determined by GFN Asia Pacific's financiers ("Bison"), in the financial or capital markets generally, or in the markets for subordinate debt or warrants or other equity securities, in each case that has adversely impacted or could reasonably be expected to adversely impact, on Bison's investment in its funding arrangements for the Offer, in circumstances where Bison has informed GFN Asia Pacific that it intends to rely upon the equivalent condition in GFN Asia Pacific's funding arrangements with Bison as a basis for withdrawing (or adversely varying the terms of) such funding arrangements; and

- before the end of the offer period, no 'Bidder Material Adverse Change' (as defined in the Bid Implementation Agreement) occurs in relation to the GFN group, in circumstances where Bison has informed GFN Asia Pacific that it intends to rely upon the equivalent condition in GFN's funding arrangements with Bison as a basis for withdrawing (or adversely varying the terms of) such funding arrangements. Note that the definition of 'Bidder Material Adverse Change' is broad, and includes (amongst other things) the occurrence of any default, event of default, acceleration of payment, increase in interest or other payment, late charge or penalty under any indebtedness of a member of the GFN group.

The Independent Directors note that the last three conditions described above relating to material adverse change in the market or to the GFN group are uncommon for transactions of this nature. The Independent Directors have considered these conditions in the context of the entire Offer and GFN's existing controlling stake in Royal Wolf in making their recommendation.

The Bid Implementation Agreement also includes a number of other key provisions including exclusivity provisions and various other requirements that relate to the conduct of the Royal Wolf business, operations and assets.

Next steps

Royal Wolf shareholders will receive documentation from GFN Asia Pacific (the "Bidder's Statement") and Royal Wolf (the "Target's Statement") which are expected to be dispatched together on or around 24 July 2017.

The Bidder's Statement will contain full details of the Offer. Royal Wolf shareholders will be sent a copy of the Bidder's Statement.

The Target's Statement will include the Independent Directors' recommendation and is intended to be distributed concurrently with the dispatch of the Bidder's Statement to Royal Wolf shareholders.

Royal Wolf has appointed Deloitte Corporate Finance Pty Limited ("Deloitte") as the independent expert to opine on whether the Offer is fair and reasonable ("Independent Expert"). The Independent Expert's report will be included in the Target's Statement.

Royal Wolf Special Dividend

Royal Wolf today also announces that the board of Royal Wolf has determined to pay a special dividend of $0.0265 per Royal Wolf share, which will be fully franked[5] (the "Special Dividend"). The Special Dividend is not conditional on the Offer and is to be funded from existing cash reserves and debt facilities of Royal Wolf.

---

[5] Whether a Royal Wolf shareholder is entitled to the franking credit on the Special Dividend depends on their particular circumstances. Royal Wolf shareholders should seek independent advice.

The record date for the Special Dividend is 18 July 2017, with payment to be made on 2 August 2017. Accordingly it is expected that the Special Dividend will be paid prior to the Offer becoming unconditional.

As the Special Dividend is expected to be paid prior to completion of the Offer, the Offer Price will be reduced by the cash amount of the Special Dividend.

Indicative Timetable

An indicative timetable for the Offer and Special Dividend is set out below:

Event	Indicative Timing
First day Royal Wolf trades ex Special Dividend	17 July 2017
Record date for Special Dividend	18 July 2017
Bidder's Statement and Target's Statement lodged with ASIC and ASX	on or around 19 July 2017
Bidder's Statement and Target's Statement dispatched to shareholders	on or around 24 July 2017
Payment of Special Dividend	2 August 2017

Other items

Royal Wolf shareholders should consult their stockbroker, accountant, tax, financial or other professional adviser about the impact of the Offer on their particular investment objectives.

Royal Wolf will advise its shareholders of any further relevant developments as they occur.

The Independent Directors have engaged Credit Suisse as financial adviser and Herbert Smith Freehills as legal adviser in relation to the Offer.

For more information, please contact:

Dan Janes
Managing Director
Credit Suisse
+61 2 8205 4166

Kierin Deeming
Managing Director
Credit Suisse
+61 2 8205 4439

END